

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Gene S. Cartwright
Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Corners East, Suite B
Norcross, Georgia 30092

> **Re: Guided Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2023**
> **File No. 333-269229**

Dear Gene S. Cartwright:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Benjamin Richie at 202-551-7857 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Justin Grossman